Filed by Agrium Inc.

(Commission File No. 001-14460)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

CF Industries Holdings, Inc.

(Commission File No. 001-32597)

*****

Mr. Ron Wilkinson, Senior Vice President, Agrium and President, Wholesale presented at the Credit Suisse Global Ag Productivity Conference in London on March 10, 2009. A copy of the slides for such presentation follows.

growing across the value chain March 2009 Agrium: Growing Across the Value Chain growing across the value chain
Important Information
This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This presentation relates to a business combination transaction with CF Industries Holdings Inc. (“CF”) proposed by Agrium Inc. (“Agrium”), which may become the subject of a registration statement filed with the Securities and Exchange Commission
(the “SEC”). This material is not a substitute for the prospectus/proxy statement Agrium would file with the SEC regarding the proposed transaction if such a negotiated transaction with CF is reached or for any other document which Agrium may file with the SEC and send to Agrium or CF stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF AGRIUM
AND CF ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY
IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL
CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such
documents would be available free of charge through the web site maintained by the SEC at
www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or by directing a request to the
Agrium Investor Relations/Media Department, Agrium Inc., 13131 Lake Fraser Drive S.E., Calgary,
Alberta, Canada T2J 7E8.
Agrium and its directors and executive officers and other persons may be deemed to be participants in any solicitation of proxies from CF’s stockholders in respect of the proposed transaction with CF.
Information regarding Agrium’s directors and executive officers is available in its management proxy circular dated March 17, 2008 relating to the annual general meeting of its shareholders held on
May 7, 2008. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement or tender offer statement filed in connection with the proposed transaction.
All information in this presentation concerning CF, including its business, operations and financial results, was obtained from public sources. While Agrium has no knowledge that any such information is inaccurate or incomplete, Agrium has not had the opportunity to verify any of that information.

growing across the value chain
Forward-Looking Statements
Certain statements and other information included in this presentation constitute “forward-looking statements”
within the meaning of the U.S. federal securities laws or “forward-looking information” within the meaning of applicable Canadian securities legislation (together, “forward-looking statements”). All statements in this presentation, other than those relating to historical information or current condition, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to future operations following the proposed acquisition of CF. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.  Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, CF’s failure to accept Agrium’s proposal and enter into a definitive agreement to effect the transaction, Agrium common shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Agrium and CF, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, general business and economic conditions, interest rates, exchange rates and tax rates, weather conditions, crop prices, the supply, demand and  price level for our major products, gas prices and gas availability, operating rates and production costs, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, changes in development plans, construction progress, political risks, including civil unrest, actions by armed groups or conflict, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium and CF’s reports filed with the
SEC. Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this presentation as a result of new information or future events, except as may be required under applicable U.S.
federal securities laws or applicable Canadian securities legislation.

growing across the value chain
Forward-Looking Statements
These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate the businesses of Agrium and CF, or any other recent acquisitions.
All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include, but are not limited to, CF’s acceptance of Agrium’s proposal and the entering into of a definitive agreement to effect the proposed transaction, the market value of
Agrium common shares issued in connection with the proposed acquisition, our ability to successfully integrate within expected time frames and costs, and realize the expected combination benefits and synergies and costs savings from the combination of the businesses of Agrium and CF, or any other recent business acquisitions, and our ability to maintain relationships with customers, employees and suppliers during the course of the proposed transaction.

growing across the value chain
* 2008 actual results include UAP contributions from date of acquisition (May 5, 2008)
Distribution
& Storage
Growers
Agrium Retail:
$5.5-billion sales*
Advanced
Technologies:
Leader in Specialty
Fertilizers
$350-million sales
Growers
Turf,
Home,
Garden
Agrium
Wholesale:
$4.7-billion sales
Nitrogen, Potash,
Phosphate & Sulphate
Distribution
& Storage
Industrial
Customers
Retail Customers
Purchase for Resale
Potash expansion
CMF distribution
MOPCO investment
Royster, ConAgra,
ADM retail, and
UAP
Hanfeng, Pursell,
NuGro, ESN
CF Acquisition
Agrium’s Growth Across the Value Chain

growing across the value chain
CF Transaction Summary
30% to CF closing price on February 24, 2009 and 42% to the 30-day
VWAP
Premium:
76% Agrium and 24% CF Pro Forma Ownership:
US$72.00 per CF share, a 30% premium over CF’s common shares on
February 24, 2009, the day before the announcement of the offer
Offer Price:
Committed underwritten financing from Royal Bank of Canada and Bank of Nova Scotia
Financing:
• Negotiation of definitive merger agreement
• CF offer for Terra terminated
• Receipt of regulatory and other customary approvals
• Absence of any material adverse changes to CF or its business
• Our ability to conduct limited confirmatory due diligence
Key Conditions:
• Aggregate consideration of US$3.6 billion cash and based on $40.30, the closing price of Agrium shares on the same date
• CF shareholders to receive US$31.70 in cash and 1 Agrium share valued at $40.30 on February 24, 2009 for each CF share
• CF shareholders to elect cash or shares, subject to pro-ration
Allocation:
Agrium is proposing to acquire CF in a cash and stock deal Offer:

growing across the value chain
• Invested approximately $3.4B in past 5 years and achieved synergies greater than announced and earlier than expected
• Agrium has completed 9 acquisitions in 4 years and other growth initiatives across the value chain
Strong Record of Growth & Successful
Integration of Acquisitions
(1) 2008 Combined results include full year revenue for AGU and UAP by segment
0
3,000
6,000
9,000
12,000
15,000
18,000
AGU CF AGU with
Royster
CF AGU CF AGU with
UAP
CF AGU with
UAP and
CF
CF
2005
2006 2007
Wholesale
AAT
Retail
2008
Combined
2008
(1)
(1)
Expanded base business

8 growing across the value chain 25% 29% 17% 26% Retail Potash Phosphate Nitrogen 3% Advanced Technologies 2008 EBITDA by Business Unit & Product 2% PFR and Other 1%

Production/Consumption
(million tonnes)
Stocks
(million tonnes)

Agrium

growing across the value chain
1,200
1,400
1,600
1,800
2,000
2,200
2,400
1995/96 2000/01 2004/05 2006/07 2008/09f
0
100
200
300
400
500
600
700
800
900
1,000
1,100
1,200
Modest Rebound in Grain Stocks Despite Record Yields
Source:  Total Grains, USDA, WASDE–464 November 2008
Production
Consumption
Stocks

growing across the value chain
Largest North American Agricultural Retailer
•
UAP acquisition boosts net sales to over $5-billion
•
Well balanced portfolio of seed, fertilizer, crop protection products, and application services
•
$560-million 2008 EBITDA
•
Over 800 North American retail centers
40%
Crop Nutrients
Crop
Protection
Seed
5%
2008 Agrium Retail Gross Profit*
44%
*Includes UAP contributions from May 2008
Other
Application
3%
8%

growing across the value chain
• Addition of
approximately 380
locations nearly
doubles Agrium’s
retail business
• Increases geographic
presence in key U.S.
plains area as well as
Texas and Florida
• Further geographic,
crop and product
diversity
• Decreases exposure
to regional weather
patterns
Agrium Retail Locations
UAP Retail Locations
States with significant expansion to Agrium’s retail footprint wheat and potatoes
fruits and
vegetables
corn
soybeans
cotton
wheat
UAP Acquisition Expands Diversity & Scale

growing across the value chain
•
Anticipate annual synergies of approximately
$115-million, phased realization:
• ~ $80-million in 2009
• ~ $115-million in 2010 and beyond
•
Synergies achieved through
– Benefit from UAP’s expertise on crop protection procurement
– Procurement of crop nutrients and combining seed business
– Significantly expand private label crop protection lines at Agrium
– Reduction in SG&A expenses
*Based on expected UAP 2008 calendar year EBITDA
Significant UAP Synergies

growing across the value chain
1) Last 12 month EBITDA from UAP as of February 24, 2008 as disclosed in UAP’s public disclosure documents
2) Compounded Annual Growth Rate was accomplished without an increase in the number of centers between 1999 and 2005
* 2001 excludes negative impact of the Argentine currency devaluation, 2002 excludes an estimate of one-time benefit of Argentine currency devaluation of US$15-million
Retail EBITDA
(US$ millions)
$0
$100
$200
$300
$400
$500
$600
1999 2000 2001* 2002* 2003 2004 2005 2006 2007 2008
Base business
2007
Royster Synergies
Combined
(1)
UAP
base business
Future expected
UAP synergies
Agrium’s Retail Transformation

growing across the value chain
•
Leader in environmentally friendly specialty products, broad mix of products marketed to: Turf, Ornamental, Greenhouse,
High Value Specialty Crops, Lawn and Garden
•
High and stable margins on controlled release products
•
ESN® is Agrium’s patented controlled-release product for
major crops, capacity expansion to 160,000 tonnes
•
Equity position (19.6%) in Hanfeng (HF.TO), a leading
producer of value-added fertilizer in China, provides Agrium with:
1. geographic & product diversity
2. window into China
3. opportunity to participate in future joint ventures in China
Advanced Technologies

growing across the value chain
Wholesale Advantages
Potash (K)
Nitrogen (N)
Phosphate (P)
Purchase for
Resale (PFR)
- 2.1 mmt low cost production capacity
- Diverse global/NA customer base
- Over 5.0 mmt production capacity
- Natural gas and in-market advantages
- Diversified global production assets
- Over 1.0 mmt production capacity
- Two integrated facilities with in-market
and cost advantages
-
Optimizes our extensive distribution
and marketing capabilities
- CMF acquisition enhances annual
PFR volumes by 2.5 mmt

growing across the value chain
•
Recent Expansion of Potash Capacity:
to 2.1 mmt from 1.8 mmt (+16%)
•
Market Advantages
– Market internationally through Canpotex
– Strong margins
•
Cost Advantages
– Low-cost production
Potash Facility
Potash Markets
% Sales*
NA sales                54%
International          46%
*2-Year Average Sales Volumes
Internationally Competitive Potash
growing across the value chain

growing across the value chain
Agrium Wholesale Production and Distribution
Potash
Production
Phosphate Mine
Phosphate
Production
Nitrogen Production
Granulation
Production
Storage
Magellan Pipeline
South America
Africa/Middle East
North America
* Profertil S.A. is 50 percent owned by Agrium Inc. and 50 percent owned by Repsol YPF, S.A. in Argentina
** 26 percent interest in MISR Oil Processing Company, S.A.E. (MOPCO) in Egypt.
*** 70 percent equity position in Common Market  Fertilizers S.A. (CMF) in Europe.
Damietta
Egypt
(MOPCO)**
Bahia Blanca,
Argentina
(Profertil S.A.) *
San Nicolas
Import Terminal
(Profertil S.A.)*
Agrium
Europe
Common Market Fertilizers S.A.
(CMF)***

growing across the value chain
Agrium and CF Production and Distribution
Potash
Production
Phosphate Mine
Phosphate
Production
Nitrogen Production
Granulation
Production
Storage
Magellan Pipeline
Phosphate Mine
Phosphate
Production
Nitrogen Production
Storage
Valero Pipeline
South America
Africa/Middle East
North America
Damietta
Egypt
(MOPCO)**
Bahia Blanca,
Argentina
(Profertil S.A.) *
San Nicolas
Import Terminal
(Profertil S.A.)*
Agrium
CF
Europe
Common Market Fertilizers S.A.
(CMF)***
* Profertil S.A. is 50 percent owned by Agrium Inc. and 50 percent owned by Repsol YPF, S.A. in Argentina
** 26 percent interest in MISR Oil Processing Company, S.A.E. (MOPCO) in Egypt.
*** 70 percent equity position in Common Market  Fertilizers S.A. (CMF) in Europe.

growing across the value chain
Creates a Global Nitrogen Leader
6.7
6.4
3.4 3.4 3.4
3.0
2.3
0.0
1.0
2.0
3.0
4.0
5.0
6.0
7.0
8.0
Yara Combined
Agrium/CF
PCS Terra Agrium CF Koch
Global Nitrogen Capacity
Source: British Sulphur and IFDC

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0
50
100
150
200
250
300
350
400
450
W. Canada NOLA (US Gulf) Ukraine W. Europe
Natural Gas Other Cash Costs Freight to Port Ocean Freight
Attractive Economics for North American Producers
Source: Fertecon, Clarkson Research, Agrium
• Lower gas prices in NA and higher prices elsewhere, combined with firm nitrogen demand, result in strong NA nitrogen margins
NOLA Granular Price = $335/MT
$8/
MMBtu
$12/
MMBtu
$4/
MMBtu
$3/
MMBtu

growing across the value chain
Phosphate Advantages
4,307
2,370
1,673
953
775
720
376
0
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000
4,500
5,000
Mosaic PCS Combined
Agrium/CF
CF J.R. Simplot
Co.
Agrium Mississippi
Phos Corp.
North American Phosphate Nutrient Capacity
Source: IFDC Worldwide Phosphoric Acid Capacity Listing by Plant, June 2008

US $/tonne
Mosaic, Tampa
Mosaic, New Wales
Mosaic, Bartow
PCS, Aurora
PCS, White Springs
CF, Plant City
Simplot, Pocatello
Agrium, Conda
Agrium, Redwater
MissPhos, Pascagoula
Agriphos, Pasadena

Agrium

growing across the value chain
Competitive Phosphate Position
• Agrium has an in-market advantage in the PNW and Western Canada
• CF has a world class, low-cost operation in Florida
0
100
200
300
400
500
600
700
Production Costs Tampa MAP Price PNW MAP Price
PNW/W.Canada $500/tonne
Florida price $365/tonne
Source: British Sulphur, Blue, Johnson & Associates, Agrium, costs as of February 24, 2009 growing across the value chain
Agrium & CF: Compelling Economics
•
Anticipate annual synergies of approximately
$150-million from Agrium/CF combination
– Phased realization over three years
•
Synergies expected through:
– SG&A reductions
– Procurement of plant materials, equipment and logistics
services
– Efficiencies in sales, marketing and distribution
•
Expected to be accretive to both earnings and cash
flow in 2010, significantly accretive in subsequent
years

growing across the value chain
Combined Capital Structure Remains Strong
• Cash consideration supported by $1.4 billion in committed financing
• Credit metrics for combined company remain in line with investment grade rating
• Expected strong future cash flow from combined entity would allow for future additional growth and/or share buy-backs or increased dividends
Current Agrium
(1)
Combined Agrium/CF
(1,2)
Total Debt
36%
Shareholder
Equity
61%
Minority
Interest
3%
0%
20%
40%
60%
80%
100%
Current Agrium
Total Debt
35%
Shareholder
Equity
62%
Minority
Interest
3%
0%
20%
40%
60%
80%
100%
Combined Agrium/CF
(1) Based on December 31, 2008 balance sheet
(2) Assumes $72 purchase price funded 56% with equity and remainder by cash and debt

growing across the value chain
Compelling Value for Shareholders of Both Companies
For Agrium Shareholders:
– Accretive to Agrium shareholders
– Creates a global leader in crop nutrients
– Continues Agrium’s growth across value chain
– Proven track record of successful acquisitions and
integration
– Increased leverage across wholesale and distribution
businesses

growing across the value chain
Agrium is Well Positioned for the Future
•
Diversified by Geography, Business and
Product line (crop nutrients, seed, crop
protection), positioned to capitalize on the
strong long-term industry fundamentals
•
We expect crop nutrient demand to show
improvement in 2009, as growers make up for
reduction in application in the fall of 2008 and
early 2009
•
Agrium has an excellent mix of assets, a strong
balance sheet and a proven track record of
delivering value to shareholders

growing across the value chain The Future is Promising